NXT Announces Additions to Management Team

Calgary, Alberta, Canada

Wednesday, February 15, 2006

Energy Exploration Technologies Inc. (“NXT” or “the Company”)

“ENXTF” – NASDAQ OTCBB

“EFW” – Frankfurt Exchange

NXT is pleased to announce that the Company has hired Mr. Andrew Steedman as Vice President of Operations and Mr. Ken Rogers as Vice President of Finance.

Mr. Steedman holds a B.Sc. in Electrical Engineering and an MBA, both from the University of Calgary. Mr. Steedman had been consulting to the Company for the last year and was offered the position of Vice President of Operations in anticipation of SFD survey contracts. His responsibilities with NXT include the timely and efficient execution of all SFD Surveys and supporting logistic operations in North America and overseas. As a member of NXT’s management team, Mr. Steedman is also involved in the development of domestic and international markets for the SFD Survey System and the advancement of NXT’s proprietary Stress Field Detection technology (“SFD”).

Prior to joining NXT, Mr. Steedman was President and CEO of Wireless Networks and was responsible for the overall strategic direction of the company. Mr. Steedman held various senior positions at Nortel Networks between 1994 and 2001, which included the Senior Manager of Business Development. In addition to Mr. Steedman’s extensive engineering background, he also has significant experience in marketing and international business development.

Mr. Rogers joined NXT in January this year as Vice President of Finance. He is responsible for all the financial affairs of the company. Mr. Rogers is a Chartered Accountant with over 25 years of financial and operational management experience.  In 2005 Mr. Rogers provided financial and regulatory reporting services to Enterra Energy Trust. From September 2003 to the end of 2004 Mr. Rogers was V.P. of Finance for Superior Propane.  From 2000 to 2003 he served as President and V.P. Finance for Foremost Industries. Foremost is a manufacturer of off-road vehicles and drilling rigs.  From 1991 through 1999, Mr. Rogers provided financial and business consulting services to government and private clients.

“We are pleased to have Ken and Andy join NXT” said NXT CEO George Liszicasz. “Their wide-ranging financial, operational and marketing backgrounds will allow us to advance our business plan and allow me time to focus on the company’s strategic direction and to continue the advancement of the SFD technology.”

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary SFD Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of prospects with high potential. The SFD-based exploration process significantly reduces the need for 2-D reconnaissance seismic thus saving clients time and money.

Additional information about NXT and the SFD technology is available on the Company’s website www.nxtenergy.com.

For more information contact:

George Liszicasz, President and CEO

Energy Exploration Technologies Inc.

505 — 3rd Street, S.W., Suite 1400

Calgary, Alberta, Canada T2P 3E6

Tel:

(403) 264-7020

Fax:

(403) 264-6442

info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections.  When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Reference to “bcf” means billions of cubic feet of natural gas and reference to “mstb” means a thousand stock tank barrels of crude oil.

Neither the NASDAQ OTCBB nor the Frankfurt or Berlin Exchanges have reviewed and do not accept responsibility for the adequacy or accuracy of this news release.